UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For March 2024

Commission File No. 001-41772

ESGL Holdings Limited

101 Tuas South Avenue 2

Singapore 637226

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Information Contained in this Form 6-K Report

Termination of Forward Purchase Agreement

As previously disclosed in the Form 6-K filed by ESGL Holdings Limited (the “Company”) on March 21, 2024, the Company received a termination notice from Vellar Opportunities Fund Master, Ltd. (“Vellar”), dated March 14, 2024, pursuant to the Forward Purchase Agreement (the “Forward Purchase Agreement”), dated July 27, 2023, between the Company, Vellar Opportunities Fund Master, Ltd. (“Vellar”) and the other parties named therein, for an OTC Equity Prepaid Forward Transaction. Pursuant to the termination notice, Vellar notified the Company that the Valuation Date was March 15, 2024 as a result of the occurrence of a VWAP Trigger Event. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Forward Purchase Agreement.

On March 22, 2024, the Company and Vellar entered into a Valuation Period Agreement pursuant to which the parties agreed that the Valuation Period concluded at 4:00 p.m. on March 21, 2024 and the Number of Shares as of the Valuation Date was equal to 52,641, calculated as 2,200,000 Shares (the Recycled Shares and Additional Shares) less 2,147,359 Shares (the Number of Shares Adjustment). As 52,641 Shares multiplied by the VWAP of $0.45 less $4,400,000 (being the Settlement Amount Adjustment, calculated as the product of the Maximum Number of Shares and $2.00) is a negative number, neither Vellar nor the Company is liable to the other party for any payment under the Forward Purchase Agreement. As a result of the conclusion of the Valuation Period, the obligations of Vellar and the Company under the Forward Purchase Agreement have been terminated.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ESGL Holdings Limited

	By:	/s/ Ho Shian Ching
	Name:	Ho Shian Ching
	Title:	Chief Financial Officer

Dated: March 25, 2024